UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Boydbikes, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      South Carolina

      Date of organization
      September 9, 2009

Physical address of issuer
19810 Asheville Hwy, Landrum SC 29356

Website of issuer
www.boydcycling.com

Current number of employees
11

Filer EDGAR CIK
0002030191

Filer EDGAR CCC
$tG3Tp$2

Submission Contact Person Information

Name
Nicole Johnson

Phone Number
(864) 715-9877

Email Address
nicole@boydcycling.com

Notification Email Address
nicole@boydcycling.com

Signatories

Name
Nicole Johnson

Signature

Title
CEO

Email
nicole@boydcycling.com

Date
June 10, 2026